Exhibit 99.4

MAKING LIFE BETTER

SECOND QUARTERLY REPORT
NOVEMBER 2019

BRITISH COLUMBIA

SECOND QUARTERLY REPORT

2019/20 FINANCIAL UPDATE,

ECONOMIC OUTLOOK

&

SIX MONTH FINANCIAL RESULTS

APRIL — SEPTEMBER 2019

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing—

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 — Quarterly Report on the economy, fiscal situation and Crown corporations.

1. Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945—          — Periodicals.*

3. Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77              354.711’007231’05

2019/20 Second Quarterly Report	| TABLE OF CONTENTS
November 26, 2019

Part One — Updated Financial Forecast
Introduction		1
Revenue		3
Expense		6
Consolidated Revenue Fund Spending		6
Spending Recovered from Third Parties		7
Operating Transfers to Service Delivery Agencies		7
Service Delivery Agency Spending		7
Government Employment (FTEs)		7
Provincial Capital Spending		8
Projects Over $50 Million		8
Provincial Debt		10
Risks to the Fiscal Forecast		11
Supplementary Schedules		12

Tables:
1.1	2019/20 Forecast Update	1
1.2	2019/20 Financial Forecast Changes	2
1.3	2019/20 Capital Spending Update	8
1.4	2019/20 Provincial Debt Update	10

Supplementary Schedules
1.5	Operating Statement	12
1.6	Revenue by Source	13
1.7	Expense by Ministry, Program and Agency	14
1.8	Expense by Function	15
1.9	Full-Time Equivalents	16
1.10	Capital Spending	16
1.11	Capital Expenditure Projects Greater Than $50 Million	17
1.12	Provincial Debt	20
1.13	Statement of Financial Position	21
1.14	Material Assumptions — Revenue	22
1.15	Material Assumptions — Expense	27

SECOND QUARTERLY REPORT 2019/20

i

TABLE OF CONTENTS

Part Two — Economic Review and Outlook
Summary		31
British Columbia Outlook — Comparison to Private Sector Forecasts		31
British Columbia Economic Activity		32
Labour Market		32
Consumer Spending and Housing		33
External Trade and Commodity Markets		35
Demographics		37
Inflation		37
Risks to the Economic Outlook		37
External Outlook		38
United States		38
Canada		40
Asia		41
Europe		42
Financial Markets		42
Interest Rates		42
Exchange Rate		43

Tables:
2.1	British Columbia Economic Indicators	32
2.2	Private Sector Canadian Interest Rate Forecasts	43
2.3	Private Sector Exchange Rate Forecasts	44

Topic Box:
Provincial Economic Accounts Update		45

SECOND QUARTERLY REPORT 2019/20

ii

PART 1 | UPDATED FINANCIAL FORECAST

Introduction

Table 1.1      2019/20 Forecast Update

		First	Second
	Budget	Quarterly	Quarterly
($ millions)	2019	Report	Report
Revenue	59,047	58,894	58,864
Expense	(58,273)	(58,215)	(58,216)
Forecast allowance	(500)	(500)	(500)
Surplus	274	179	148

Capital Spending:
Taxpayer-supported capital spending	6,340	5,776	5,538
Self-supported capital spending	4,274	4,282	4,279
Total capital spending	10,614	10,058	9,817

Provincial Debt:
Taxpayer-supported debt	46,384	45,466	44,773
Self-supported debt	25,664	25,354	25,220
Total debt (including forecast allowance)	72,548	71,320	70,493

Taxpayer-supported debt-to-GDP ratio	15.0%	14.8%	14.6%
Taxpayer-supported debt-to-revenue ratio	81.5%	80.0%	78.9%

The second quarter outlook for 2019/20 forecasts an operating surplus of $148 million — $31 million lower than the projection in the First Quarterly Report reflecting a $30 million reduction in the revenue forecast. The updated expense forecast is essentially unchanged from the First Quarterly Report.

Chart 1.1 Operating Changes from the First Quarterly Report

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.2      2019/20 Financial Forecast Changes

	($ millions)
2019/20 surplus at Budget 2019 (February 19, 2019)	274		274
2019/20 surplus at the First Quarterly Report (September 10, 2019)		179

	Q1	Q2	Total
	Update	Update	Changes
Revenue changes:
Personal income tax — mainly lower 2018 tax assessment results	(85)	(57)	(142)
Corporate income tax — increase in instalments and prior-year settlement payment, reflecting stronger 2018 tax assessment results	300	342	642
Property transfer tax — lower year-to-date sales results	(475)	35	(440)
Provincial sales tax — lower year-to-date sales partly offset by impact of higher 2018/19 results	30	(49)	(19)
Other taxation sources — lower year-to-date results	(47)	(68)	(115)
Natural gas royalties — changes in natural gas prices and production volumes, increased utilization of royalty programs/credits and decrease in natural gas liquids royalties	(105)	(30)	(135)
Coal, metals and minerals — mainly changes in coal prices	94	(37)	57
Forests — lower harvest volumes and changes in timber tenures stumpage rates partly offset by higher logging taxes	23	(133)	(110)
Other natural resources — lower petroleum and electricity prices and decreased revenue from water rentals	(31)	(35)	(66)
Post-secondary education fees	41	36	77
Other revenue — mainly higher revenue from other fees, income tax penalties and changes in the revenues from Crown and SUCH sector entities	143	61	204
Health and social transfers — changes in B.C. population share of national total	(5)	28	23
Other federal government transfers — lower transfers to BC Housing Management Commission and B.C.’s share of lower federal excise tax revenue on cannabis, reflecting fewer than expected licensed retail establishments and supply shortages experienced by retailers	(10)	(35)	(45)
Commercial Crown corporation net income	(26)	(88)	(114)
Total revenue changes	(153)	(30)	(183)

Less: expense increases (decreases):
Consolidated Revenue Fund changes:
Change in contingencies spending allocation	(300)	100	(200)
Ministry and Legislative Assembly savings	—	(14)	(14)
Statutory spending:
Fire management costs	92	(19)	73
Emergency Program Act — primarily related to prior-year floods	117	(24)	93
BC Training and Education Savings Grant — change in projected program uptake	11	(3)	8
Reprofiling of funding from the Housing Priority Special Account related to timing of projects	—	(49)	(49)
Insurance Risk Management Account — primarily change in actuarial liability valuation	—	(35)	(35)
Other statutory spending	—	(10)	(10)
Refundable tax credits — mainly the impact of 2018 tax assessment results	—	89	89
Contingencies for Sustainable Services Negotiating Mandate	(30)	—	(30)
Prior year liability and other adjustments	3	—	3
Management of public debt (net) — reflects revisions to scheduled borrowing	(44)	(9)	(53)
Spending funded by third party recoveries	(9)	(12)	(21)
Changes in spending profile of service delivery agencies:
School districts	—	37	37
Universities	75	44	119
Colleges	55	16	71
Health authorities and hospital societies	16	344	360
Other service delivery agencies [1]	(38)	(128)	(166)
(Increase) decrease in transfers to service delivery agencies (elimination)	(6)	(326)	(332)
Total expense changes	(58)	1	(57)

Total changes	(95)	(31)	(126)
2019/20 surplus at the First Quarterly Report	179
2019/20 surplus at the Second Quarterly Report		148	148

1 Includes Transportation Financing Authority, BC Transit, BC Housing Management Commission, Community Living BC, and other entities.

SECOND QUARTERLY REPORT 2019/20

Updated Financial Forecast

The Second Quarterly Report forecast does not yet reflect the effect on ICBC finances of a recent decision of the British Columbia Supreme Court which struck down a provincial court rule that limited the number of expert reports in vehicle actions. The government is reviewing details of the court decision, the effect on ICBC finances, as well as available responsive actions. The Second Quarterly Report maintains an overall forecast allowance of $500 million.

Projected taxpayer-supported capital spending has decreased by $238 million, reflecting schedule changes across a number of sectors, with the largest change of $144 million in the transportation sector. At $5.5 billion, the taxpayer-supported capital spending forecast for 2019/20 remains at a record level of annual investment. Self-supported capital spending is essentially unchanged from the First Quarterly Report.

The taxpayer-supported debt forecast is $693 million lower compared to the projection in the First Quarterly Report mainly due to lower capital spending and an increase in cash from changes in working capital balances. Self-supported debt is $134 million lower mainly due to changes of own-sourced financing.

Taxpayer-supported debt-to-GDP is now projected to end fiscal 2019/20 at 14.6 per cent, which is 0.2 percentage points lower than in the First Quarterly Report due to the improved forecast for taxpayer-supported debt. The debt-to-revenue ratio is forecast to end the year 1.1 percentage points lower at 78.9 per cent.

Revenue

The updated 2019/20 revenue forecast is $58,864 million — just $30 million lower than the projection in the First Quarterly Report. The decrease reflects lower revenue from personal income tax, consumption taxes, natural resources, commercial Crown corporation net income, and contributions from the federal government, partly offset by higher corporate income tax and fee revenue.

Detailed revenue projections are disclosed in Table 1.6 and key assumptions and sensitivities are provided in Table 1.14. An analysis of historical volatility of major economic variables related to revenue sources can be found on pages 14-15 in the 2019 British Columbia Financial and Economic Review. The following summarizes the major revenue forecast changes from the projections in the First Quarterly Report.

Chart 1.2 Revenue Changes from the First Quarterly Report

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Income Tax Revenues

The personal income tax revenue forecast is down $57 million mainly reflecting lower than expected 2018 tax assessment results. The forecast reflects a prior-year impact of $53 million and a $4 million on-going base effect.

Corporate income tax revenue is up $342 million as stronger 2018 tax assessments result in a higher prior-year settlement payment and higher advance installments.

Other Tax Revenues

Provincial sales tax revenue is down $49 million due to lower year-to-date results, consistent with the relatively slower retail sales activity during the year. The forecast does not include the impacts of the recent announcement to increase the sales tax on vaping products effective January 1, 2020.

Tobacco tax revenue is down $40 million mainly due to lower tobacco product sales throughout the year. Lower than expected sales could reflect lifestyle changes including vaping or increased use of contraband products. The forecast does not include the effects of the recent announcement to increase the tobacco tax rate effective January 1, 2020.

Carbon tax revenue is $15 million lower due to weaker natural gas purchases based on year-to-date receipts.

The property transfer tax revenue forecast is up $35 million due to improvements in the year-to-date housing market. The revised forecast of the additional 20 per cent property transfer tax is now $115 million, up from $100 million assumed in the First Quarterly Report.

Property tax revenues are down $13 million due to a lower outlook of BC Transit property levies.

Natural Resource Revenues

Despite the slight increase in the outlook for natural gas prices, natural gas royalties are down $30 million mainly due to increased utilization of infrastructure credits, lower natural gas production and reduced royalties from natural gas liquids such as pentanes and butanes because of lower prices. The updated natural gas price forecast is $0.43 ($Cdn/gigajoule, plant inlet), up 10 per cent from the First Quarterly Report estimate ($0.39). The updated price forecast is within the 20th percentile of the private sector forecasts.

Revenue from coal, metals, minerals and other mining related sources is down $37 million mainly due to lower expected metallurgical coal prices reflecting reduced demand for coal used in steel production outside China.

Forests revenue is down $133 million (11 per cent) mainly due to lower outlooks for Crown harvest volumes and timber tenure stumpage rates. The stumpage rates are updated quarterly to reflect the most recent market conditions. The Crown harvest volume is forecast at 46 million cubic metres, down from 52 million cubic metres in the First Quarterly Report estimate.

Revenue from water rental and licences is down $25 million mainly due to lower reservoir levels reflecting reduced summer inflows.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

The projections for other natural resource revenues have declined $10 million mainly due to the effects of lower Mid-Columbia electricity prices on B.C.’s entitlement under the Columbia River Treaty.

Other Revenue

Other taxpayer-supported revenue consists of revenue from fees, licences, investment earnings and miscellaneous sources such as fines, recoveries of prior-year expenditures and sales of goods, services and assets. These revenue sources are now expected to be up $97 million mainly due to higher revenue from Medical Service Plan (MSP) premiums, fees collected by post-secondary institutions, and miscellaneous sources.

Medical Service Plan premiums are forecast to be $36 million higher due to improved year-to-date results mainly reflecting lower take-up of the premium assistance programs.

Fee revenue from post-secondary institutions is projected to be $36 million higher mainly reflecting higher enrolment, including foreign students.

Miscellaneous revenue is expected to be up $22 million mainly due to higher projections from taxpayer-supported Crown corporations.

The revenue forecast from the remaining sources has increased $3 million due to an $8 million net improvement in other fees and licences, partially offset by a $5 million decline in investment earnings reflecting lower interest rates.

Federal Government Contributions

The Canada Health Transfer and Canada Social Transfer entitlements are up $28 million mainly due to an improved B.C. population share of the national total. The changes to the estimates include $12 million related to 2018/19 and $16 million for 2019/20.

Other federal government contributions are expected to be $35 million lower mainly reflecting reduced transfers to BC Housing Management Commission primarily due to changes in the timing schedules of housing related projects.

Commercial Crown Corporation Net Income

The revised outlook for commercial Crown corporation net income is down $88 million from the projection in the First Quarterly Report mainly due to weaker financial projections for the Insurance Corporation of BC (ICBC), BC Lottery Corporation and BC Liquor Distribution Branch.

ICBC’s net loss forecast has deteriorated $41 million mainly due to continuing increased claims costs that include higher-than-expected large bodily injury claims from prior years. The forecast does not yet reflect the effect on ICBC finances of a recent decision of the British Columbia Supreme Court which struck down a provincial court rule that limited the number of expert reports in vehicle actions. The government is reviewing details of the court decision, the effect on ICBC finances, as well as available responsive actions, including changes to the Evidence Act.

The updated net income projection for the BC Lottery Corporation is reduced by $27 million primarily due to lower casino revenues.

BC Liquor Distribution Branch net income forecast has declined $18 million due to the delayed rollout of private/public cannabis stores and lower than anticipated demand.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Expense

At $58.2 billion, the government spending forecast for 2019/20 is essentially unchanged from the First Quarterly Report. The Contingencies allocation is increased by $100 million to reflect revised forecasts from ministries and the spending for refundable tax credits is forecast $89 million higher. These increases are offset by lower statutory and other spending forecasts in a number of areas, totalling $188 million.

Chart 1.3 Expense Changes from the First Quarterly Report

Detailed expense projections are disclosed in Table 1.7. Key spending assumptions and sensitivities are provided in Table 1.15.

Consolidated Revenue Fund (CRF) Spending

The total CRF operating spending forecast for 2019/20 has increased by $26 million.

Statutory spending is forecast to be $51 million lower than in the First Quarterly Report due to the following:

•             $19 million decrease for fire management due to favourable late season weather conditions — for total forecast expenses of $174 million;

•             $24 million decrease for Emergency Program Act for expenses primarily related to prior-year floods — for total forecast expenses of $108 million;

•             $49 million reprofiled in-year funding out of the Housing Priority Initiatives Special Account related to changes in timing of housing projects;

•             $35 million improvement in the Insurance Risk Management Account mainly to reflect lower actuarial valuation of liabilities; and

•             $13 million decrease in other statutory spending; offset by

•             $89 million increase in refundable tax credits due mainly to the impact of 2018 tax assessment results.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Spending out of the Contingencies voted appropriation for 2019/20 is forecast to be $550 million, which is an increase of $100 million from the First Quarterly Report. Contingencies are intended to help manage unexpected cost pressures and fund priority initiatives as they arise.

Other CRF spending is forecast to be down $23 million from the First Quarterly Report, due to lower spending projections in Ministries and Legislative Assembly ($14 million), and reduced debt servicing costs due to lower debt levels and lower interest rate forecasts ($9 million).

Spending Recovered from Third Parties

Spending funded by third parties is forecast to be lower by $12 million. This reflects a decrease in grants as a result of reduced net income of the BC Lottery Corporation.

Operating Transfers to Service Delivery Agencies

Operating transfers to service delivery agencies are forecast to increase by $326 million mainly due to higher transfers to health authorities in response to spending forecast changes noted below.

Service Delivery Agency Spending

Service delivery agency expenses are forecast to increase by $313 million in 2019/20 from the First Quarterly Report due to the following:

•             The health sector forecast is up $344 million, mainly due to higher salary and benefit costs, and operating costs;

•             Post-secondary sector expenses are forecast to increase by $60 million mainly due to higher salary and benefit costs as a result of higher enrolment, new programs and increased research activity. The higher spending is expected to be partly offset by increased tuition revenues; and

•             School district expenses are forecast to increase by $37 million due to higher salary and benefits costs.

•             These increases are partly offset by a $128 million decreased spending in various service delivery agencies, mainly related to changes in timing of housing projects and lower operating costs in the transportation sector.

Government Employment (FTEs)

The projection of full-time equivalent (FTE) staff utilization for 2019/20 has been increased by 450 FTEs to 31,800 since the First Quarterly Report (the forecast presented in the First Quarterly Report was the same as presented in Budget 2019). The increase is consistent with the adjustments reflected in the 2018/19 Second Quarterly Report. The updated forecast reflects final actual FTE utilization in 2018/19, as well as projected staffing changes in 2019/20 for emergency preparedness, road safety, taxi modernization, cannabis legalization, and Civil Resolution Tribunal. Further details on FTEs are provided in Table 1.9.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Provincial Capital Spending

Capital spending is projected to total $9.8 billion in 2019/20 — $241 million lower than the forecast in the First Quarterly Report (see Tables 1.3 and 1.10).

Taxpayer-supported capital spending is projected at $5.5 billion in 2019/20. The $238 million decrease since the First Quarterly Report reflects changes to the timing of capital spending mainly in the transportation sector as well as the housing, post secondary, and K-12 sectors.

At $4.3 billion, projected self-supported capital spending is $3 million lower than the First Quarterly Report forecast due to changes in timing of capital spending by BC Railway Company.

Table 1.3      2019/20 Capital Spending Update

	($ millions)
2019/20 capital spending at Budget 2019	10,614		10,614
2019/20 capital spending at the First Quarterly Report		10,058

	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported changes:
Health sector	117	(30)	87
Post-secondary institutions	(94)	(23)	(117)
School districts	7	(22)	(15)
Transportation sector	(580)	(144)	(724)
Social housing	(15)	(11)	(26)
Other	1	(8)	(7)
Total taxpayer-supported	(564)	(238)	(802)

Self-supported changes:
Liquor Distribution Branch	5	—	5
BC Rail	3	(3)	—
Total self-supported	8	(3)	5

Total changes	(556)	(241)	(797)

2019/20 capital spending at the First Quarterly Report	10,058
2019/20 capital spending at the Second Quarterly Report		9,817	9,817

Projects Over $50 Million

Approved major capital projects with budgets greater than $50 million are presented in Table 1.13. Since the First Quarterly Report the following changes have occurred:

•             Kitsilano Secondary School — the schedule was revised and the project completion date changed from 2019 to 2020.

•             Eric Hamber Secondary School — budget increased from $102 million to $109 million to accommodate the construction of an auditorium in the project scope.

•             Peace Arch Hospital Renewal — the schedule was revised and the project completion date changed from 2021 to 2022.

•             Centre for Mental Health and Addictions — the schedule was revised and the project completion date changed from 2020 to 2021.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

•             Dogwood Complex Residential Care project — budget increased from $51 million to $58 million to reflect the revised budget upon signing of the contract. Additionally, the schedule was revised and the project completion date changed from 2021 to 2022.

•             Lions Gate Hospital New Acute Care Facility — the schedule was revised and the project completion date changed from 2023 to 2024.

•             St Paul’s Hospital — project cost increased from $1.915 billion to $2.083 billion to reflect increased construction costs due to market conditions.

•             Highway 1 Widening and 216th Street Interchange — the schedule was revised and the project completion date changed from 2019 to 2020.

•             Dawson Creek/Chetwynd area transmission project budget decreased from $296 million to $294 million to reflect the final project cost.

•             Horne Payne substation upgrade project budget decreased from $73 million to $70 million to reflect the final project cost.

•             John Hart generating station replacement project budget decreased from $985 million to $980 million to reflect the final project cost.

•             Cheakamus unit 1 and 2 generator replacement project budget decreased from $74 million to $64 million to reflect the final project cost.

•             Bridge River 2 units 5 and 6 upgrade project budget decreased from $86 million to $78 million to reflect the final project cost.

•             Peace Region Electricity Supply project financing updated to reflect a federal contribution of $84 million.

•             Mount Lehman substation upgrade project name changed to correctly reflect scope of project.

The following projects have been completed since the First Quarterly Report and are no longer listed in the table:

•             Royal Inland Hospital Clinical Services Building.

•             Natural Resource Permitting Project.

•             Hugh Keenleyside Spillway gate reliability upgrade.

•             Waneta Dam power expansion — purchase of 51 per cent interest.

In addition, the following project has been added:

•             Simon Fraser University Student Housing project for $104 million.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Provincial Debt

Provincial debt, including the $500 million forecast allowance, is projected to total $70.5 billion by the end of the fiscal year — $827 million lower than the projection in the First Quarterly Report.

Taxpayer-supported debt is projected to be $44.8 billion — $693 million lower than the projection in the First Quarterly Report. The reduction is due to a restatement of the previous quarter working capital balances of $305 million, improved working capital balances of $303 million and lower capital spending of $238 million, partly offset by a decrease in surplus of $31 million and lower contributions from external parties of $122 million.

Lower taxpayer-supported debt projections have resulted in a 0.2 percentage points reduction in the taxpayer-supported debt-to-GDP ratio projected in the First Quarterly Report, now forecast to end the year at 14.6 per cent. The taxpayer-supported debt-to-revenue ratio is forecast to end the year 1.1 percentage points lower at 78.9 per cent, mainly due to the lower taxpayer-supported debt forecast.

Self-supported debt is projected to be $25.2 billion at year end — $134 million lower than the projection in the First Quarterly Report mainly due to changes in timing of own-sourced financing.

Details on provincial debt are shown in Table 1.12.

Table 1.4      2019/20 Provincial Debt Update

	($ millions)
2019/20 provincial debt at Budget 2019	72,548		72,548
2019/20 provincial debt at the First Quarterly Report		71,320

	Q1	Q2	Total
	Update	Update	Changes
Taxpayer-supported changes:
Lower debt level from 2018/19	(1,276)	—	(1,276)
Change in surplus	95	31	126
Changes in non-cash items and working capital balances	391	(303)	88
Restatement of quarterly working capital balances	305	(305)	—
Lower capital spending	(564)	(238)	(802)
Lower contributions from external parties	131	122	253
Total taxpayer-supported	(918)	(693)	(1,611)

Self-supported changes:
Lower debt level from 2018/19	(178)	—	(178)
Changes in capital spending	8	(3)	5
Increase in internal financing	(140)	(131)	(271)
Total self-supported	(310)	(134)	(444)
Total changes	(1,228)	(827)	(2,055)

2019/20 provincial debt at the First Quarterly Report	71,320
2019/20 provincial debt at the Second Quarterly Report		70,493	70,493

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Risks to the Fiscal Forecast

There are several risks and pressures to the fiscal plan including risks to the B.C. economic outlook, which are largely due to uncertainty regarding global trade policies and weakening global and domestic economic activity.

The updated forecast does not yet reflect the effect on ICBC finances of a recent decision of the British Columbia Supreme Court which struck down a provincial court rule that limited the number of expert reports in vehicle actions. The government is reviewing details of the court decision, the effect on ICBC finances, as well as available responsive actions.

Consumption and property transfer tax revenues could be affected by variations in the purchases of goods and services and changes in the B.C. housing market. In addition, personal and corporate income tax assessments for the 2018 tax year will not be finalized by the Canada Revenue Agency until March 2020 and could result in further income tax and tax credit transfer expense adjustments.

Natural resource revenues can be volatile due in part to the influence of the cyclical nature of these sectors in the economy. Changes in commodity prices for coal, natural gas and lumber may have significant effects on the revenue forecast. The updated forecast assumes a reduction in Crown harvest forest volumes, however the cumulative impacts of the ongoing softwood lumber dispute, forest fires and the mountain pine beetle infestation could have additional effects on the revenue forecast.

The spending forecast in the fiscal plan is based on plans and strategies prepared by ministries and service delivery agencies. The main risks are changes to planning assumptions, such as utilization or demand for government services in the health care, education or community social services sectors, in addition to potential further costs associated with natural disaster responses and film tax credit uptake.

The potential fiscal impact from the above risks is expected to be accommodated by the Contingencies vote and the forecast allowance.

The forecasts of revenues, expenditures, capital spending and debt are estimates based on a number of economic, financial and external factors. In addition, capital spending and debt figures may be influenced by a number of other factors including design development, procurement activity, weather and geotechnical conditions. As a result, the actual operating surplus, capital expenditure and debt figures may differ from the current forecast. Variables will change throughout the year as new information becomes available, with potentially material impacts. Government will provide an update to the fiscal plan in Budget 2020.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Supplementary Schedules

The following tables provide the financial results for the six months ended September 30, 2019 and the 2019/20 full-year forecast, as well as material assumptions, and major capital projects.

Table 1.5      2019/20 Operating Statement

	Year-to-Date to September 30				Full Year
	2019/20			Actual	2019/20			Actual
($ millions)	Budget	Actual	Variance	2018/19	Budget	Forecast	Variance	2018/19
Revenue	29,391	29,089	(302)	27,115	59,047	58,864	(183)	57,128
Expense	(27,683)	(27,735)	(52)	(25,718)	(58,273)	(58,216)	57	(55,593)
Surplus before forecast allowance	1,708	1,354	(354)	1,397	774	648	(126)	1,535
Forecast allowance	—	—	—	—	(500)	(500)	—	—
Surplus	1,708	1,354	(354)	1,397	274	148	(126)	1,535
Accumulated surplus beginning of the year	7,107	8,551	1,444	7,016	7,107	8,551	1,444	7,016
Accumulated surplus before comprehensive income	8,815	9,905	1,090	8,413	7,381	8,699	1,318	8,551
Accumulated other comprehensive income from self-supported Crown agencies	463	239	(224)	(98)	926	89	(837)	31
Accumulated surplus end of period	9,278	10,144	866	8,315	8,307	8,788	481	8,582

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.6      2019/20 Revenue by Source

	Year-to-Date to September 30				Full Year
	2019/20			Actual	2019/20			Actual
($ millions)	Budget	Actual	Variance	2018/19	Budget	Forecast	Variance	2018/19
Taxation
Personal income	5,461	5,439	(22)	5,080	11,055	10,913	(142)	11,364
Corporate income	2,727	2,762	35	2,786	4,192	4,834	642	5,180
Employer health	927	927	—	—	1,854	1,854	—	464
Sales [1]	3,928	3,918	(10)	3,801	7,586	7,567	(19)	7,369
Fuel	533	532	(1)	527	1,021	1,015	(6)	1,015
Carbon	814	793	(21)	681	1,713	1,690	(23)	1,465
Tobacco	425	393	(32)	431	780	730	(50)	781
Property	1,370	1,350	(20)	1,227	2,996	2,940	(56)	2,617
Property transfer	1,080	821	(259)	1,081	1,910	1,470	(440)	1,826
Insurance premium	312	313	1	304	625	645	20	633
Total taxation	17,577	17,248	(329)	15,918	33,732	33,658	(74)	32,714

Natural resources
Natural gas royalties	135	46	(89)	70	275	140	(135)	199
Forests	487	471	(16)	600	1,155	1,045	(110)	1,406
Other natural resources [2]	612	672	60	682	1,193	1,184	(9)	1,503
Total natural resources	1,234	1,189	(45)	1,352	2,623	2,369	(254)	3,108

Other revenue
Medical Services Plan premiums	676	705	29	667	1,015	1,051	36	1,360
Other fees and licenses [3]	1,893	1,902	9	1,854	4,372	4,432	60	4,233
Investment earnings	584	601	17	550	1,196	1,219	23	1,243
Miscellaneous [4]	1,632	1,683	51	1,645	3,375	3,537	162	3,413
Total other revenue	4,785	4,891	106	4,716	9,958	10,239	281	10,249

Contributions from the federal government
Health and social transfers	3,702	3,701	(1)	3,550	7,404	7,427	23	7,090
Other federal government contributions [5]	873	788	(85)	687	2,019	1,974	(45)	1,962
Total contributions from the federal government	4,575	4,489	(86)	4,237	9,423	9,401	(22)	9,052

Commercial Crown corporation net income
BC Hydro	28	25	(3)	114	712	707	(5)	(428)
Adjustment for regulatory accounts [6]	—	—	—	—	—	—	—	950
Liquor Distribution Branch	568	566	(2)	576	1,120	1,102	(18)	1,104
BC Lottery Corporation (net of payments to the federal government)	695	694	(1)	721	1,396	1,366	(30)	1,405
ICBC	(137)	(87)	50	(582)	(50)	(91)	(41)	(1,153)
Other[7]	66	74	8	63	133	113	(20)	127
Total commercial Crown corporation net income	1,220	1,272	52	892	3,311	3,197	(114)	2,005

Total revenue	29,391	29,089	(302)	27,115	59,047	58,864	(183)	57,128

1     Includes provincial sales tax and social services tax/hotel room tax related to prior years.

2     Columbia River Treaty, other energy and minerals, water rental and other resources.

3     Post-secondary, healthcare-related, motor vehicle, and other fees.

4     Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5     Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6     BC Hydro’s net loss for 2018/19 includes a write-off of a regulatory account. At the summary level, the Province recognized $950 million adjustment in fiscal 2017/18 with respect to BC Hydro’s deferred regulatory accounts.

7     Includes Columbia Power Corporation, BC Railway Company, Columbia Basin power projects, and post-secondary institutions’ self-supported subsidiaries.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.7      2019/20 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2019/20			Actual	2019/20			Actual
($ millions)	Budget [1]	Actual	Variance	2018/19 [1]	Budget [1]	Forecast	Variance	2018/19 [1]
Office of the Premier	6	7	1	6	11	11	—	11
Advanced Education, Skills and Training	1,214	1,221	7	1,145	2,330	2,330	—	2,218
Agriculture	44	43	(1)	32	98	98	—	98
Attorney General	294	339	45	298	607	607	—	623
Children and Family Development	994	1,004	10	851	2,069	2,069	—	1,832
Citizens’ Services	270	282	12	264	561	561	—	609
Education	3,345	3,356	11	3,234	6,569	6,577	8	6,382
Energy, Mines and Petroleum Resources	125	65	(60)	33	180	180	—	106
Environment and Climate Change Strategy	106	115	9	85	249	249	—	194
Finance	444	369	(75)	224	870	776	(94)	825
Forests, Lands, Natural Resource Operations and Rural Development	388	472	84	637	816	889	73	1,401
Health	10,295	10,230	(65)	9,647	20,846	20,846	—	19,843
Indigenous Relations and Reconciliation	82	80	(2)	63	108	108	—	231
Jobs, Trade and Technology	49	44	(5)	44	97	97	—	103
Labour	8	8	—	5	16	16	—	12
Mental Health and Addictions	5	3	(2)	4	10	10	—	14
Municipal Affairs and Housing	444	448	4	427	828	828	—	817
Public Safety and Solicitor General	389	430	41	434	799	892	93	1,090
Social Development and Poverty Reduction	1,768	1,759	(9)	1,649	3,568	3,568	—	3,359
Tourism, Arts and Culture	90	88	(2)	77	164	164	—	164
Transportation and Infrastructure	465	462	(3)	444	926	914	(12)	902
Total ministries and Office of the Premier	20,825	20,825	—	19,603	41,722	41,790	68	40,834

Management of public funds and debt	644	623	(21)	624	1,278	1,225	(53)	1,258
Contingencies	—	—	—	—	750	550	(200)	21
Contingencies - Sustainable Services Negotiating Mandate	—	—	—	—	553	523	(30)	—
Funding for capital expenditures	699	534	(165)	319	2,134	1,944	(190)	1,435
Refundable tax credit transfers	731	732	1	738	1,489	1,578	89	1,618
Legislative Assembly and other appropriations	77	71	(6)	69	159	157	(2)	160
Total appropriations	22,976	22,785	(191)	21,353	48,085	47,767	(318)	45,326

Elimination of transactions between appropriations [2]	(15)	(10)	5	(13)	(24)	(21)	3	(18)
Prior year liability adjustments	—	—	—	—	—	—	—	(151)
Consolidated revenue fund expense	22,961	22,775	(186)	21,340	48,061	47,746	(315)	45,157

Expenses recovered from external entities	1,663	1,725	62	1,346	3,520	3,499	(21)	3,471
Elimination of funding provided to service delivery agencies	(13,773)	(13,744)	29	(12,673)	(28,631)	(28,773)	(142)	(26,928)
Total direct program spending	10,851	10,756	(95)	10,013	22,950	22,472	(478)	21,700

Service delivery agency expense
School districts	3,031	3,038	7	2,889	6,912	6,949	37	6,671
Universities	2,424	2,468	44	2,307	5,128	5,247	119	4,894
Colleges and institutes	664	681	17	629	1,373	1,444	71	1,352
Health authorities and hospital societies	8,130	8,209	79	7,622	16,292	16,652	360	15,918
Other service delivery agencies	2,583	2,583	—	2,258	5,618	5,452	(166)	5,058
Total service delivery agency expense	16,832	16,979	147	15,705	35,323	35,744	421	33,893

Total expense	27,683	27,735	52	25,718	58,273	58,216	(57)	55,593

1     Restated to reflect government’s current organization and accounting policies.

2     Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.8      2019/20 Expense by Function

	Year-to-Date to September 30				Full Year
	2019/20			Actual	2019/20			Actual
($ millions)	Budget	Actual	Variance	2018/19	Budget	Forecast	Variance	2018/19
Health
Medical Services Plan	2,497	2,519	22	2,354	5,092	5,092	—	4,861
Pharmacare	691	740	49	735	1,471	1,471	—	1,494
Regional services	7,868	7,913	45	7,264	15,520	15,500	(20)	14,996
Other healthcare expenses [1]	413	379	(34)	389	900	889	(11)	800
Total health	11,469	11,551	82	10,742	22,983	22,952	(31)	22,151

Education
Elementary and secondary	3,279	3,294	15	3,152	7,468	7,481	13	7,253
Post-secondary	3,138	3,147	9	3,033	6,719	6,861	142	6,390
Other education expenses [2]	212	75	(137)	53	422	427	5	442
Total education	6,629	6,516	(113)	6,238	14,609	14,769	160	14,085

Social services
Social assistance [1,2]	1,148	1,150	2	1,062	2,320	2,316	(4)	3,204
Child welfare [1]	946	963	17	816	1,965	1,967	2	1,652
Low income tax credit transfers	153	153	—	143	317	317	—	414
Community living and other services	573	586	13	531	1,158	1,164	6	73
Total social services	2,820	2,852	32	2,552	5,760	5,764	4	5,343

Other functions
Protection of persons and property	836	905	69	849	1,706	1,797	91	2,004
Transportation	1,014	979	(35)	923	2,300	2,281	(19)	2,021
Natural resources and economic development	1,667	1,703	36	1,565	3,233	3,435	202	3,825
Other	1,146	1,112	(34)	813	2,076	2,022	(54)	1,810
Contingencies	—	—	—	—	750	550	(200)	—
Contingencies - Sustainable Services Negotiating Mandate	—	—	—	—	553	523	(30)	—
General government	740	784	44	714	1,506	1,422	(84)	1,670
Debt servicing	1,362	1,333	(29)	1,322	2,797	2,701	(96)	2,684
Total other functions	6,765	6,816	51	6,186	14,921	14,731	(190)	14,014

Total expense	27,683	27,735	52	25,718	58,273	58,216	(57)	55,593

1     Payments for healthcare services by the Ministries of Social Development and Poverty Reduction, Children and Family Development, Mental Health and Addictions and Attorney General made on behalf of their clients are reported in the Health function.

2     Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.9      2019/20 Full-Time Equivalents (FTEs) 1

	2019/20			Actual
	Budget	Forecast	Variance	2018/19
Ministries and special offices (consolidated revenue fund)	31,350	31,800	450	30,891
Service delivery agencies [2]	5,543	5,617	74	5,258
Total FTEs	36,893	37,417	524	36,149

1     Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2     Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 1.10    2019/20 Capital Spending

	Year-to-Date to September 30				Full Year
	2019/20			Actual	2019/20			Actual
($ millions)	Budget	Actual	Variance	2018/19	Budget	Forecast	Variance	2018/19
Taxpayer-supported
Education
School districts	423	438	15	314	843	828	(15)	626
Post-secondary institutions	426	349	(77)	422	1,034	917	(117)	1,024
Health	369	307	(62)	266	1,255	1,342	87	904
BC Transportation Financing Authority	1,047	488	(559)	475	1,881	1,253	(628)	853
BC Transit	96	22	(74)	42	194	97	(97)	85
Government ministries	166	126	(40)	104	672	672	—	421
Social housing [1]	127	174	47	156	393	367	(26)	483
Other	22	17	(5)	18	68	62	(6)	56
Total taxpayer-supported	2,676	1,921	(755)	1,797	6,340	5,538	(802)	4,452

Self-supported
BC Hydro	1,558	1,464	(94)	2,524	2,999	2,999	—	3,826
Columbia Basin power projects [2]	992	991	(1)	1	1,001	1,001	—	2
BC Railway Company	4	3	(1)	14	8	8	—	33
ICBC	39	33	(6)	21	92	92	—	66
BC Lottery Corporation	53	33	(20)	21	105	105	—	75
Liquor Distribution Branch	40	16	(24)	23	69	74	5	60
Other[3]	—	—	—	—	—	—	—	44
Total self-supported	2,686	2,540	(146)	2,604	4,274	4,279	5	4,106

Total capital spending	5,362	4,461	(901)	4,401	10,614	9,817	(797)	8,558

1     Includes BC Housing Management Commission and Provincial Rental Housing Corporation.

2     Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3     Includes post-secondary institutions’ self-supported subsidiaries.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.11    Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from the 2019/20 First Quarterly Report released on September 10, 2019.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2019	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Taxpayer-supported
School districts
Kitsilano Secondary [2]	2020	62	3	65	61	—	—	4
Centennial Secondary [2]	2020	50	11	61	61	—	—	—
R.E. Mountain Secondary (Willoughby Slope) [2]	2019	51	8	59	38	—	—	21
Argyle Secondary	2020	32	30	62	50	—	—	12
Grandview Heights Secondary	2021	14	79	93	71	—	—	22
Handsworth Secondary	2021	3	59	62	62	—	—	—
New Westminster Secondary	2021	46	61	107	107	—	—	—
Burnaby North Secondary	2021	3	76	79	79
Eric Hamber Secondary	2022	2	107	109	97	—	—	12
South Side Area Elementary Middle	2022	3	51	54	49			5
Sheffield Elementary	2021	1	51	52	47	—	—	5
West Langford Elementary and Middle	2022	1	88	89	89	—	—	—
Victoria High School	2022	1	79	80	77	—	—	3
Quesnel Junior School	2022	—	52	52	52	—	—	—
Seismic mitigation program [3]	2030	391	1,153	1,544	1,544	—	—	—
Total school districts		660	1,908	2,568	2,484	—	—	84
Post-secondary institutions
University of British Columbia – Undergraduate Life Science Teaching Laboratories Redevelopment [2]	2019	87	1	88	12	—	32	44
Simon Fraser University – Energy Systems Engineering Building 2 4	2019	119	7	126	45	—	45	36
British Columbia Institute of Technology – Health Sciences Centre for Advanced Simulation	2021	4	74	78	66	—	—	12
Camosun College – Centre for Health Sciences [2]	2019	60	4	64	40	—	13	11
Simon Fraser University – Student Housing	2022	—	104	104	73	—	—	31
University of Victoria – Student Housing	2023	11	190	201	123	—	—	78
Total post-secondary institutions		281	380	661	359	—	90	212
Health facilities
Queen Charlotte/Haida Gwaii Hospital [2]	2016	48	2	50	31	—	—	19
Surrey Emergency/Critical Care Tower [2]
– Direct procurement	2019	164	30	194	174	—	—	20
– P3 contract	2014	318	—	318	139	179	—	—
Royal Inland Hospital Patient Care Tower
– Direct procurement	2024	7	122	129	39	—	—	90
– P3 contract	2022	63	225	288	—	164	—	124
Vancouver General Hospital – Jim Pattison Pavilion Operating Rooms	2021	14	88	102	35	—	—	67
North Island Hospitals [2]
– Direct procurement	2017	115	11	126	73	—	—	53
– P3 contract	2017	480	—	480	60	232	—	188
Interior Heart and Surgical Centre [2]
– Direct procurement	2018	175	73	248	213	—	—	35
– P3 contract	2015	133	—	133	4	79	—	50
Vancouver General Hospital – Joseph and Rosalie Segal Family Health Centre [2]	2017	73	9	82	57	—	—	25
Children’s and Women’s Hospital
– Direct procurement	2020	254	54	308	178	—	—	130
– P3 contract	2018	368	—	368	167	187	—	14
Penticton Regional Hospital – Patient Care Tower
– Direct procurement	2021	27	53	80	22	—	—	58
– P3 contract	2019	231	1	232	—	139	—	93

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.11    Capital Expenditure Projects Greater Than $50 million 1 (continued)

Note: Information in bold type denotes changes from the 2019/20 First Quarterly Report released on September 10, 2019.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2019	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Royal Columbian Hospital – Phase 1	2019	196	63	259	250	—	—	9
Royal Columbian Hospital – Phases 2 & 3	2026	15	1,221	1,236	1,174	—	—	62
Peace Arch Hospital Renewal	2022	8	76	84	8	—	—	76
Centre for Mental Health and Addictions	2021	31	70	101	101	—	—	—
Dogwood Complex Residential Care	2022	—	58	58	—	—	—	58
Lions Gate Hospital – New Acute Care Facility	2024	—	166	166	—	—	—	166
St Paul’s Hospital	2026	5	2,078	2,083	1,158	—	—	925
Mills Memorial Hospital	2026	—	447	447	337	—	—	110
Burnaby Hospital Redevelopment – Phase 1 [5]	2025	—	547	547	513	—	—	34
Cariboo Memorial Hospital	2026	—	218	218	131	—	—	87
Clinical and systems transformation	2023	360	120	480	480	—	—	—
iHealth Project – Vancouver Island Health Authority [6]	2020	94	6	100	—	—	—	100
Total health facilities		3,179	5,738	8,917	5,344	980	—	2,593
Transportation
Highway 97 widening from Highway 33 to Edwards Road [2]	2018	66	—	66	48	—	18	—
Highway 91 Alex Fraser Bridge Capacity Improvements	2019	61	9	70	37	—	33	—
Highway 97 Stone Creek to Williams Road	2019	50	15	65	65	—	—	—
Highway 97 Williams Lake Indian Reserve to Lexington Road	2019	53	4	57	57	—	—	—
Highway 1 widening and 216th Street Interchange	2020	49	13	62	28	—	22	12
Highway 1 – Admirals Road/McKenzie Avenue Interchange	2020	81	15	96	63	—	33	—
Highway 7 Corridor Improvements	2020	43	27	70	48	—	22	—
Highway 99 10-Mile Slide	2020	14	46	60	60	—	—	—
Highway 1 Lower Lynn Corridor Improvements	2021	133	65	198	77	—	66	55
Highway 1 Illecillewaet 4-laning and Brake Check improvements	2022	13	72	85	69	—	16	—
Highway 14 Corridor improvements	2022	6	80	86	56	—	30	—
Highway 1 Hoffmans Bluff to Jade Mountain	2023	25	174	199	144	—	55	—
Highway 91 to Highway 17 and Deltaport Way Corridor Improvements	2023	36	209	245	80		82	83
Highway 1 Salmon Arm West	2023	38	125	163	115	—	48	—
Highway 1 RW Bruhn Bridge	2023	13	212	225	134	—	91	—
Pattullo Bridge Replacement [7]	2023	44	1,333	1,377	1,377	—	—	—
Quartz Creek Bridge Replacement	2023	6	115	121	71	—	50	—
Kootenay Lake ferry service upgrade	2023	2	53	55	38	—	17	—
Highway 1 216th - 264th Street widening	2024	3	232	235	99	—	109	27
Highway 1 Kicking Horse Canyon Phase 4 [8]	2024	13	588	601	386	—	215	—
Broadway Subway	2025	35	2,792	2,827	1,830	—	897	100
Total transportation		784	6,179	6,963	4,882	—	1,804	277
Other taxpayer-supported
Abbotsford courthouse
– Direct procurement	2021	6	12	18	18	—	—	—
– P3 contract	2021	54	80	134	48	80	—	6
Stanley New Fountain Hotel (Affordable Rental Housing)	2021	11	52	63	20	—	—	43
6585 Sussex Ave (Affordable Rental Housing)	2021	12	63	75	43	—	—	32
Clark & 1st Ave (Affordable Rental Housing)	2023	2	98	100	67	—	—	33
Nanaimo Correctional Centre Replacement	2023	2	155	157	157	—	—	—
Total other		87	460	547	353	80	—	114
Total taxpayer-supported		4,991	14,665	19,656	13,422	1,060	1,894	3,280

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.11    Capital Expenditure Projects Greater Than $50 million 1 (continued)

Note: Information in bold type denotes changes from the 2019/20 First Quarterly Report released on September 10, 2019.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2019	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Power generation and transmission
BC Hydro
– Dawson Creek/Chetwynd area transmission [2]	2015	294	—	294	294	—	—	—
– Ruskin Dam safety and powerhouse upgrade [2]	2018	629	13	642	642	—	—	—
– Kamloops substation [2]	2018	51	1	52	52	—	—	—
– W.A.C. Bennett Dam riprap upgrade project [2]	2018	119	—	119	119	—	—	—
– Horne Payne substation upgrade project [2]	2019	68	2	70	70	—	—	—
– John Hart generating station replacement [2]	2019	969	11	980	980	—	—	—
– Cheakamus unit 1 and 2 generator replacement [2]	2019	60	4	64	64	—	—	—
– South Fraser transmission relocation project [9]	TBD	30	46	76	76	—	—	—
– Bridge River 2 units 5 and 6 upgrade project [2]	2019	66	12	78	78	—	—	—
– Downtown Vancouver Electricity Supply: West End strategic property purchase	2020	67	14	81	81	—	—	—
– Fort St. John and Taylor Electric Supply	2020	42	11	53	53	—	—	—
– Supply Chain Applications project	2020	47	21	68	68	—	—	—
– UBC load increase stage 2 project	2021	26	29	55	55	—	—	—
– Peace Region Electricity Supply project	2021	108	177	285	201	—	—	84
– LNG Canada load interconnection project	2021	22	60	82	58	—	—	24
– Bridge River 2 units 7 and 8 upgrade project	2021	10	76	86	86	—	—	—
– Wahleach generator refurbishment project	2021	9	42	51	51	—	—	—
– Mica replace units 1-4 transformers project	2022	21	61	82	82	—	—	—
– G.M. Shrum G1-G10 control system Upgrade	2022	39	36	75	75	—	—	—
– Mount Lehman substation upgrade project	2022	4	55	59	59	—	—	—
– Capilano substation upgrade project	2024	5	82	87	87	—	—	—
– Site C project	2024	4,270	6,430	10,700	10,700	—	—	—
Total power generation and transmission		6,956	7,183	14,139	14,031	—	—	108
Other self-supported
Liquor Distribution Branch Warehouse	2020	43	6	49	49	—	—	—

Total self-supported		6,999	7,189	14,188	14,080	—	—	108
Total $50 million projects		11,990	21,854	33,844	27,502	1,060	1,894	3,388

1         Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

2         Assets have been put into service and only trailing costs remain.

3         The Seismic Mitigation Program consists of all spending to date on Phase 2 of the program and may include spending on projects greater than $50 million included in the table above.

4         Simon Fraser University and private donors will contribute $26 million toward the project, and the university is also contributing land valued at $10 million.

5         The concept plan for the Phase 2 of the Burnaby Hospital Redevelopment has been approved. Financial information will be added to this table upon Business Case approval.

6         The project and estimated budget are currently under review.

7         Pattullo Bridge forecasted to open to the public in 2023 with the old bridge decommissioning to follow. Forecasted amount reflects total expenditures including capitalized and expensed items. This amount may change once contracts are finalized.

8         Kicking Horse Canyon Project costs exclude $11 million of past planning costs which are expensed.

9         Construction work on the South Fraser transmission relocation project is currently suspended pending the government’s review of the George Massey Tunnel replacement.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.12    2019/20 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2019/20			Actual	2019/20			Actual
($ millions)	Budget	Actual	Variance	2018/19	Budget	Forecast	Variance	2018/19
Taxpayer-supported
Education [2]
Post-secondary institutions	5,483	5,356	(127)	5,155	5,519	5,463	(56)	5,370
School districts	8,970	8,895	(75)	8,478	8,709	8,796	87	8,904
Total education	14,453	14,251	(202)	13,633	14,228	14,259	31	14,274

Health [2]	7,962	8,058	96	7,639	7,918	8,053	135	7,968

Highways and public transit
BC Transit	103	68	(35)	78	122	77	(45)	73
BC Transportation Financing Authority	12,230	11,829	(401)	10,823	13,143	12,440	(703)	11,293
Port Mann Bridge	3,508	3,511	3	3,509	3,508	3,510	2	3,510
Public transit	1,000	802	(198)	1,001	1,000	870	(130)	870
SkyTrain extension	1,174	942	(232)	1,174	1,174	1,021	(153)	1,021
Total highways and public transit	18,015	17,152	(863)	16,585	18,947	17,918	(1,029)	16,767

Other
BC Immigrant Investment Fund	57	58	1	100	36	45	9	70
BC Pavilion Corporation	389	370	(19)	372	393	378	(15)	371
Provincial government general capital	3,372	2,179	(1,193)	2,822	3,639	2,849	(790)	2,363
Social housing [3]	1,029	839	(190)	855	1,196	1,240	44	844
Other [4]	28	32	4	26	27	31	4	24
Total other	4,875	3,478	(1,397)	4,175	5,291	4,543	(748)	3,672

Total taxpayer-supported	45,305	42,939	(2,366)	42,032	46,384	44,773	(1,611)	42,681

Self-supported debt
BC Hydro	22,753	22,738	(15)	22,010	23,386	23,083	(303)	22,064
BC Lotteries	139	100	(39)	105	167	108	(59)	100
Columbia Power Corporation	276	276	—	281	276	277	1	282
Columbia Basin power projects [5]	1,413	1,397	(16)	426	1,391	1,337	(54)	418
Columbia Basin real estate	28	29	1	29	26	28	2	30
Post-secondary institutions’ subsidiaries	418	430	12	417	418	387	(31)	387
Total self-supported	25,027	24,970	(57)	23,268	25,664	25,220	(444)	23,281

Forecast allowance	—	—	—	—	500	500	—	—

Total provincial debt	70,332	67,909	(2,423)	65,300	72,548	70,493	(2,055)	65,962

1      Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2      Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges, health authorities and hospital societies (SUCH), and debt directly incurred by these entities.

3      Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation.

4      Includes service delivery agencies, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

5      Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.13    2019/20 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2019	2019	2020
Financial assets
Cash and temporary investments	3,029	4,443	2,751
Other financial assets	12,524	12,657	12,730
Sinking funds	752	751	661
Investments in commercial Crown corporations:
Retained earnings	5,717	6,613	7,215
Recoverable capital loans	22,547	24,264	24,449
Total investments in commercial Crown corporations	28,264	30,877	31,664
Total financial assets	44,569	48,728	47,806

Liabilities
Accounts payable and accrued liabilities	10,435	10,247	10,810
Deferred revenue	10,404	12,038	11,104
Debt:
Taxpayer-supported debt	42,681	42,939	44,773
Self-supported debt	23,281	24,970	25,220
Forecast allowance	—	—	500
Total provincial debt	65,962	67,909	70,493
Add: debt offset by sinking funds	752	751	661
Less: guarantees and non-guaranteed debt	(850)	(885)	(777)
Financial statement debt	65,864	67,775	70,377
Total liabilities	86,703	90,060	92,291

Net liabilities	(42,134)	(41,332)	(44,485)

Capital and other non-financial assets
Tangible capital assets	47,830	48,597	50,884
Other non-financial assets	2,886	2,879	2,389
Total capital and other non-financial assets	50,716	51,476	53,273

Accumulated surplus	8,582	10,144	8,788

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2019	2020
(Surplus) deficit for the period	(1,354)	(148)
Comprehensive income (increase) decrease	(208)	(58)
(Increase) decrease in accumulated surplus	(1,562)	(206)

Capital and other non-financial asset changes:
Taxpayer-supported capital investments	1,921	5,538
Less: amortization and other accounting changes	(1,154)	(2,484)
Increase in net capital assets	767	3,054
Increase (decrease) in other non-financial assets	(7)	(497)
Increase in capital and other non-financial assets	760	2,557

Increase (decrease) in net liabilities	(802)	2,351

Investment and working capital changes:
Investment in commercial Crown corporations:
Increase (decrease) in retained earnings	896	1,498
Self-supported capital investments	2,540	4,279
Less: loan repayments and other accounting changes	(823)	(2,377)
Increase (decrease) in investment in commercial Crown corporations	2,613	3,400
Increase (decrease) in cash and temporary investments	1,414	(278)
Other working capital changes	(1,314)	(960)
Increase in investment and working capital	2,713	2,162

Increase (decrease) in financial statement debt	1,911	4,513
(Increase) decrease in sinking fund debt	1	91
Increase (decrease) in guarantees and non-guaranteed debt	35	(73)
Increase (decrease) in total provincial debt	1,947	4,531

Second Quarterly Report 2019/20

UPDATED FINANCIAL FORECAST

Table 1.14    2019/20 Material Assumptions — Revenue

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2019/20	Forecast	Forecast	2019/20 Sensitivities
Personal income tax *	11,055	10,970	10,913
Current calendar year assumptions
Household income growth	4.0%	3.9%	3.9%	+/- 1 percentage point change in 2019 B.C. household income growth equals +/- $100 to $110 million
Compensation of employees growth	4.3%	4.3%	4.3%
Tax base growth	3.9%	3.7%	4.2%
Average tax yield	5.74%	5.74%	5.75%
Current-year tax	10,603	10,559	10,530
Prior year’s tax assessments	485	485	495
Unapplied taxes	100	100	100
B.C. Tax Reduction	(165)	(165)	(165)
Non-refundable B.C. tax credits	(109)	(105)	(89)
Policy neutral elasticity **	1.2	1.2	1.3	+/- 0.5 change in 2019 B.C. policy neutral elasticity equals +/- $200 to $210 million
Fiscal year assumptions
Prior-year adjustment	—	(40)	(93)

2018 Tax-year	2018 Assumptions
Household income growth	4.8%	4.9%	4.8%

+/- 1 percentage point change in 2018 B.C. household or taxable income growth equals +/- $120 to $130 million one-time effect (prior-year adjustment) and could result in an additional +/- $100 to $110 million base change in 2019/20

Tax base growth	5.3%	5.0%	4.0%
Average 2018 tax yield	5.68%	5.69%	5.70%
2018 tax	10,183	10,158	10,083
2017 & prior year’s tax assessments	475	475	485
Unapplied taxes	100	100	100
B.C. Tax Reduction	(161)	(161)	(161)
Non-refundable B.C. tax credits	(110)	(115)	(102)
Policy neutral elasticity **	1.2	1.1	1.0

* Reflects information as at November 7, 2019
** Per cent growth in current year tax revenue (excluding policy measures) relative to per cent growth in household income (calendar year).

Corporate income tax *	4,192	4,492	4,834
Components of revenue (fiscal year)
Instalments — subject to general rate	3,927	4,076	4,262
Instalments — subject to small business rate	281	262	256
Non-refundable B.C. tax credits	(112)	(98)	(142)
Advance instalments	4,096	4,240	4,376
International Business Activity Act refunds	(10)	(10)	(10)
Prior-year settlement payment	106	262	468
Current calendar year assumptions
National tax base ($ billions)	322.6	323.4	326.5	+/- 1% change in the 2019 national tax base equals +/- $40 to $50 million
B.C. instalment share of national tax base	14.5%	14.5%	14.5%
Effective tax rates (general/small business)	12.0 / 2.0	12.0 / 2.0	12.0 / 2.0
Share of the B.C. tax base subject to small business rate	30.2%	28.5%	27.5%	+/- 1 percentage point change in the 2019 small business share equals -/+ $40 to $50 million

B.C. tax base growth (post federal measures)	-3.9%	-5.2%	-5.0%
B.C. net operating surplus growth	0.3%	-1.9%	-1.9%

2018 Tax-year	2018 Assumptions
B.C. tax base growth (post federal measures)	2.8%	4.5%	9.8%
Share of the B.C. tax base subject to small business rate	31.1%	29.5%	28.0%
B.C. net operating surplus growth	4.2%	3.5%	-0.4%
Gross 2018 tax	4,409	4,565	4,807	+/- 1% change in the 2018 B.C. tax base equals +/- $60 to $70 million in 2019/20
Prior-year settlement payment	106	262	468
Prior years losses/gains (included in above)	(50)	(50)	(50)
Non-refundable B.C. tax credits	(104)	(104)	(140)

*  Reflects information as at November 7, 2019

Net cash received from the federal government and cash refunds under the International Business Activity Act are used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the B.C. net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2019/20 instalments from the federal government reflects two-third of payments related to the 2019 tax year (paid during Apr-July 2019 and adjusted in Sept and Dec) and one-third of 2020 payments. Instalments for the 2019 (2020) tax year are based on B.C.’s share of the national tax base for the 2017 (2018) tax year and a forecast of the 2019 (2020) national tax base. B.C.’s share of the 2017 national tax base was 14.50%, based on tax assessments as of December 31, 2018. Cash adjustments for any under/over payments from the federal government in respect of 2018 will be received/paid on March 31, 2020.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.14    2019/20 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2019/20	Forecast	Forecast	2019/20 Sensitivities
Employer health tax	1,854	1,854	1,854	+/- 1 percentage point change in the 2019 compensation of employees growth equals up to +/- $20 million

Provincial sales tax	7,586	7,616	7,567
Provincial sales tax base growth (fiscal year)	4.7%	3.6%	3.6%	+/- 1 percentage point change in the 2019 consumer expenditure growth equals up to +/- $30 million
Calendar Year nominal expenditure
Consumer expenditures on durable goods	2.5%	-2.0%	-2.0%
Consumer expenditures on goods and services	4.9%	3.4%	3.4%
Business investment	5.9%	7.2%	7.2%
Other	4.5%	2.9%	2.9%
Components of Provincial sales tax revenue				+/- 1 percentage point change in the 2019 business investment growth equals up to +/- $10 million
Consolidated Revenue Fund	7,574	7,604	7,555
BC Transportation Financing Authority	12	12	12
Fuel and carbon taxes	2,734	2,720	2,705
Calendar Year
Real GDP	2.4%	1.7%	1.7%
Gasoline volumes	0.0%	4.6%	1.0%
Diesel volumes	2.0%	0.0%	4.9%
Natural gas volumes	2.4%	-6.0%	-6.1%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	40	40	40
Natural gas (cents/gigajoule)	198.64 ¢	198.64 ¢	198.64 ¢
Gasoline (cents/litre)	8.89 ¢	8.89 ¢	8.89 ¢
Light fuel oil (cents/litre)	10.23 ¢	10.23 ¢	10.23 ¢

Components of revenue
Consolidated Revenue Fund	534	537	537
BC Transit	20	20	20
BC Transportation Financing Authority	467	458	458
	1,021	1,015	1,015
Carbon tax revenue	1,713	1,705	1,690
Property taxes	2,996	2,953	2,940
Calendar Year
Consumer Price Index	2.2%	2.5%	2.5%	+/- 1 percentage point change in 2019 new construction & inflation growth equals up to +/- $20 million in residential property taxation revenue
Housing starts (units)	34,015	39,800	39,800
Home owner grants (fiscal year)	836	838	838
Components of revenue
Residential (net of home owner grants)	1,146	1,158	1,158
Speculation and vacancy	185	185	185
Non-residential	1,331	1,283	1,283	+/- 1% change in 2019 total business property assessment value equals up to +/- $15 million in non-residential property taxation revenue
Rural area	124	121	121
Police	36	33	33
BC Assessment Authority	95	95	95
BC Transit	79	78	65
Other taxes	3,315	2,850	2,845
Calendar Year
Population	1.3%	1.2%	1.2%
Residential sales value	3.0%	-17.2%	-17.2%
Real GDP	2.4%	1.7%	1.7%
Nominal GDP	4.4%	3.8%	3.8%
Components of revenue				+/- 1% change to 2019 residential sales value equals +/- $20 million in property transfer revenue, depending on property values
Property transfer	1,910	1,435	1,470
Additional Property Transfer Tax (included in above)*	190	100	115
Tobacco	780	770	730
Insurance premium	625	645	645

*Additional tax rate is 20%

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.14    2019/20 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2019/20	Forecast	Forecast	2019/20 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	1,009	964	887
Natural gas price

+/- $0.25 change in the natural gas price equals +/- $10 to $40 million, including impacts on production volumes and royalty program credits, but excluding any changes from natural gas liquids revenue (e.g. butane, pentanes) Sensitivities can also vary significantly at different price levels +/- 1% change in natural gas volumes equals +/- $2 million in natural gas royalties

Plant inlet, $C/gigajoule	0.72	0.39	0.43
Sumas, $US/MMBtu	1.75	1.48	1.51
Natural gas production volumes
Billions of cubic metres	52.7	56.5	55.0
Petajoules	2,182	2,345	2,284
Annual per cent change	-1.2%	6.6%	3.8%

Oil price ($US/bbl at Cushing, OK)	64.50	59.64	57.98

Auctioned land base (000 hectares)	35	22	24
Average bid price/hectare ($)	300	200	600
Cash sales of Crown land tenures	11	4	14

+/- 1 cent change in the exchange rate equals +/- $1 million in natural gas royalties
+/- US$20 change in the average metallurgical coal price equals +/- $50 to $70 million +/- 10% change in the average Mid-Columbia electricity price equals +/- $15 million

Metallurgical coal price ($US/tonne, fob Australia)	158	185	177
Copper price ($US/lb)	3.02	2.95	2.74

Annual electricity volumes set by treaty	3.9	3.9	3.9
(million mega-watt hours)
Mid-Columbia electricity price	32.48	31.07	28.56
($US/mega-watt hour)

Exchange rate (US¢/C$, calendar year)	76.0	75.9	75.4
Components of revenue
Bonus bid auctions:

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects ten-year deferral of cash receipts from the sale of Crown land tenures

Deferred revenue	174	174	174
Current-year cash (one-tenth)	1	1	2
Fees and rentals	52	52	52
Total bonus bids, fees and rentals	227	227	228
Natural gas royalties	275	170	140
Petroleum royalties	73	48	46
Columbia River Treaty electricity sales	147	139	128
Oil and Gas Commission fees and levies	70	69	71
Coal, metals and other minerals revenue:
Coal tenures	8	8	8
Net coal mineral tax	153	246	202
Net metals and other minerals tax	12	13	19
Recoveries relating to revenue sharing payments to Indigenous peoples	28	28	28
Miscellaneous mining revenue	16	16	17
Total coal, metals and other minerals revenue	217	311	274

Royalty programs and infrastructure credits
Deep drilling	(273)	(287)	(280)
Road, pipeline, Clean Growth Infrastructure Royalty and other infrastructure programs	(44)	(42)	(59)
Total	(317)	(329)	(339)
Implicit average natural gas royalty rate	17.6%	19.1%	14.1%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

*      Reflects information as at October 25, 2019.

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.14    2019/20 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2019/20	Forecast	Forecast	2019/20 Sensitivities
Forests *	1,155	1,178	1,045
Prices (calendar year average)				+/- US$50 change in SPF price equals +/- $150 to $175 million
SPF 2x4 ($US/thousand board feet)	380	368	367
Pulp ($US/tonne)	1,135	1,015	972	+/- US$50 change in pulp price equals +/-$5 to $10 million
Coastal log ($Cdn/cubic metre);
Vancouver Log Market	135	136	126	+/- Cdn$10 change in average log price equals +/-$25 to $35 million

Crown harvest volumes (million cubic metres)
Interior	45.0	40.5	37.0	+/- 10% change in Interior harvest volumes equals +/- $70 to $80 million +/- 10% change in Coastal harvest volumes equals +/- $20 to $30 million
Coast	12.0	11.5	9.0
Total	57.0	52.0	46.0
B.C. Timber Sales (included in above)	11.2	10.7	10.7

Stumpage rates ($Cdn/cubic metre)
Total stumpage rates	18.25	19.96	19.70	+/- 1 cent change in exchange rate equals +/- $25 to $35 million in stumpage revenue

Components of revenue
Timber tenures (net of revenue sharing recoveries)	662	660	523
Recoveries relating to tenures stumpage revenue sharing payments to Indigenous peoples	33	33	33
B.C. Timber Sales	366	366	372	The above sensitivities relate to stumpage revenue only.
Logging tax	50	75	75
Other CRF revenue	23	23	21
Other recoveries	21	21	21

* Reflects information as at October 25, 2019

Other natural resources	459	462	437
Components of revenue
Water rental and licences*	388	391	366
Recoveries	48	48	48
Angling and hunting permits and licences	10	10	10
Recoveries	13	13	13

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	9,958	10,142	10,239
Components of revenue
Fees and licences
Medical Services Plan (MSP) premiums	1,015	1,015	1,051	+/- 1 percentage point change in B.C.’s population growth equals
Consolidated Revenue Fund	951	951	987
MSP recoveries	64	64	64	+/- $10 million in MSP premium revenue
Motor vehicle licences and permits	574	573	577
International student health fees	29	29	29
Other Consolidated Revenue Fund	454	430	439
Summary consolidation eliminations	(15)	(14)	(14)
Other recoveries	122	122	122
Taxpayer-supported Crown corporations	139	143	143
Post-secondary education fees	2,329	2,370	2,406
Other healthcare-related fees	434	429	440
School Districts	306	306	290
Investment earnings
Consolidated Revenue Fund	105	114	114
Fiscal agency loans & sinking funds earnings	922	913	913
Summary consolidation eliminations	(56)	(48)	(61)
Taxpayer-supported Crown corporations	27	31	30
SUCH sector agencies	198	214	223
Sales of goods and services
SUCH sector agencies	873	916	914
BC Infrastructure Benefits Inc	18	2	1
Other taxpayer-supported Crown corporations	236	222	222
Miscellaneous	2,248	2,375	2,400

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.14    2019/20 Material Assumptions — Revenue (continued)

	Budget	First	Second
Revenue Source and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2019/20	Forecast	Forecast	2019/20 Sensitivities
Health and social transfers	7,404	7,399	7,427
National Cash Transfers
Canada Health Transfer (CHT)	40,373	40,373	40,373
Annual growth	4.6%	4.6%	4.6%
Canada Social Transfer (CST)	14,586	14,586	14,586
B.C.’s share of national population (June 1)	13.47%	13.46%	13.49%	+/- 0.1 percentage point change in B.C.’s population share equals

B.C. health and social transfers revenue				+/- $55 million
CHT	5,439	5,435	5,447
CST	1,965	1,964	1,968
Prior-year adjustments	—	—	12
Other federal contributions	2,019	2,009	1,974
Components of revenue
Low Carbon Economy Leadership Fund	20	20	20
B.C.’s share of the federal cannabis excise tax	38	12	8
Other Consolidated Revenue Fund	142	145	146
Vote Recoveries:
Labour Market Development Agreement	321	321	321
Labour Market and Skills Training Program	114	114	114
Home Care	87	87	87
Mental Health	61	61	61
Low Carbon Economy Leadership Fund	15	15	15
Early Childhood Development and Child Care Services	41	41	41
Child Safety, Family Support, Children in Care and with special needs	75	75	75
Policing and Security	5	5	5
Public Transit	136	136	136
Other recoveries	119	119	119
Taxpayer-supported Crown corporations	242	240	208
Post-secondary institutions	491	509	505
Other SUCH sector agencies	112	109	113
Service delivery agency direct revenue	7,461	7,614	7,616
School districts	709	709	690
Post-secondary institutions	4,139	4,290	4,316
Health authorities and hospital societies	977	1,007	1,024
BC Transportation Financing Authority	566	550	548
Other service delivery agencies	1,070	1,058	1,038
Commercial Crown corporation net income	3,311	3,285	3,197
BC Hydro	712	712	707
Reservoir water inflows	100%	87%	88%	+/-1% in hydro generation equals +/-$10 million
Mean gas price	2.18	2.45	2.30	+/-10% equals +/-$2 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices)
Electricity prices	25.88	31.69	25.07	+/-10% change in electricity trade margins equals +/-$10 million
(Mid-C, $US/MWh)
ICBC	(50)	(50)	(91)
Vehicle growth	+1.9%	+1.9%	+1.0%	+/-1% equals +/-$64 million
Current claims cost percentage change	+1.5%	+1.2%	-5.8%	+/-1% equals -/+$50 million
Unpaid claims balance ($ billions)	14.5	15.3	15.5	+/-1% equals -/+$143 to $155 million
Investment return	3.5%	3.5%	3.8%	+/-1% return equals +/-$172 to $187 million
Loss ratio	93.7%	93.8%	96.1%

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.15    2019/20 Material Assumptions — Expense

	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2019/20	Forecast	Forecast	2019/20 Sensitivities
Advanced Education, Skills and Training	2,330	2,330	2,330
Student spaces in public institutions	202,426	202,426	202,426	Student enrollment may fluctuate due to a number of factors including economic changes and labour market needs.
Attorney General	607	607	607
New cases filed/processed	240,000	240,000	240,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputed which would go to court for resolution.

(# for all courts)

Crown Proceeding Act (CPA)	25	25	25	The number of new cases, and the difference between estimated settlements and actual settlements.
Children and Family Development	2,069	2,069	2,069
Average children-in-care Caseload (#)	6,397	6,138	6,138

The average number of children in care is decreasing as a result of ministry efforts to keep children in family settings where safe and feasible. The average cost per child in care is projected to increase based on the higher cost of contracted residential services and an increasing acuity of need for children in care. A 1% change in either the caseload or average cost will affect expenditures by approximately $2.5 million (excluding Delegated Aboriginal Agencies).

Average annual residential cost per child in care ($)	63,000	70,200	70,200

Education	6,569	6,580	6,577
Public School Enrolment (# of FTEs)	563,506	563,235	563,235

Updated forecast enrolment figures are based on submissions from school districts of their actual enrolment as at September 30, 2018 for the 2018/19 school year and projected enrolment for February and May 2019 for Distributed Learning and Adults.

School age (K—12)	540,457	540,822	540,822
Continuing Education	1,091	1,049	1,049
Distributed Learning (online)	11,743	11,448	11,448
Summer	6,865	7,019	7,019
Adults	3,350	2,670	2,670
Newcomer/Refugee	—	228	228
Forests, Lands, Natural Resource Operations and Rural Development	816	908	889

BC Timber Sales	197	213	213

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	101	193	174	Fire suppression costs have ranged from a low of $47 million in 2006 to a high of $650 million in 2017.
Health	20,846	20,846	20,846
Pharmacare	1,350	1,350	1,350	A 1% change in utilization or prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	4,969	4,969	4,969	A 1% increase in volume of services provided by fee- for-service physicians affects costs by approximately $25 million.
Regional Services	14,216	14,216	14,216

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.15    2019/20 Material Assumptions — Expense (continued)

	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2019/20	Forecast	Forecast	2019/20 Sensitivities
Public Safety and Solicitor General	799	916	892
Policing, Victim Services and Corrections	700	700	700

Policing, Victim Services and Corrections costs are sensitive to the volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision.

Emergency Program Act (EPA)	15	132	108

For authorized expenditures under the EPA, including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs. In 2019/20, the projected EPA expenditures are based on forecasts as of September 30, 2019.

Social Development and Poverty Reduction	3,568	3,568	3,568
Temporary Assistance annual average caseload (#)	43,000	43,167	44,191

The expected to-work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes to cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.

Disability Assistance annual average caseload (#)	109,700	109,338	109,904

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions which is dependent on the level of income earned by clients.

Adult Community Living:
Developmental Disabilities Programs

The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care services are significantly more costly than day programs.

Average caseload (#)	20,750	20,730	20,720
Average cost per client ($)	47,200	47,800	48,000
Personal Supports Initiative (PSI)
Average caseload (#)	2,090	2,070	2,080
Average cost per client ($)	16,200	16,400	16,600

SECOND QUARTERLY REPORT 2019/20

UPDATED FINANCIAL FORECAST

Table 1.15    2019/20 Material Assumptions — Expense (continued)

	Budget	First	Second
Ministry Programs and Assumptions	Estimate	Quarter	Quarter
($ millions unless otherwise specified)	2019/20	Forecast	Forecast	2019/20 Sensitivities
Tax Transfers	1,489	1,489	1,578
Individuals	554.0	554.0	523.0
Climate Action Tax Credit	267.0	267.0	267.0	These tax transfers are now expensed as required under generally accepted accounting principles.
Early Childhood Tax Benefit	132.3	132.3	132.3
Sales Tax	50.0	50.0	46.0
Small Business Venture Capital	30.0	30.0	28.0
BC Senior’s Home Renovation	2.0	2.0	2.0
Other tax transfers to individuals	72.6	72.6	47.6
Family Bonus Program	0.1	0.1	0.1

Corporations	935.0	935.0	1,055.0
Film and Television	105.0	105.0	105.0
Production Services	664.8	664.8	751.5
Scientific Research & Experimental
Development	72.0	72.0	72.0
Interactive Digital Media	55.0	55.0	100.0
Mining Exploration	15.0	15.0	12.0
Other tax transfers to corporations	23.2	23.2	14.5

Prior-year adjustment (included above)**	—	—	52.8
Individuals	—	—	(21.5)
Corporations	—	—	74.3

Changes in 2018 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2019/20. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.

2018 Tax-year	2018 Assumptions
Tax Transfers	1,373.0	1,373.0	1,416.7
Individuals	513.0	513.0	493.7
Corporations	860.0	860.0	923.0
Production Services	595.0	595.0	650.0
Interactive Digital Media	55.0	55.0	75.0
Other tax transfers to corporations	210.0	210.0	198.0
*2019/20 tax transfer forecast incorporates adjustments relating to prior years.

Management of Public Funds and Debt	1,278	1,234	1,225
Interest rates for new provincial borrowing:				Full year impact on MoPD on interest costs of a 1% change in interest rates equals $24.1 million; $100 million increase in debt level equals $2.3 million.
Short-term	2.35%	1.73%	1.62%
Long-term	3.46%	2.38%	2.18%
CDN/US exchange rate (cents)	130.6	130.9	132.3

Service delivery agency net spending	6,739	6,947	7,025
School districts	96	96	127
Post-secondary institutions	3,697	3,879	3,899
Health authorities and hospital societies	621	658	716
BC Transportation Financing Authority	1,410	1,445	1,387
BC Infrastructure Benefits Inc	18	2	1
Other service delivery agencies	897	867	895

SECOND QUARTERLY REPORT 2019/20

PART 2 | ECONOMIC REVIEW AND OUTLOOK1

Summary

In the First Quarterly Report, the Ministry of Finance (Ministry) forecast British Columbia’s economy to grow by 1.7 per cent in 2019 and 1.9 per cent in 2020, below the private sector projections at that time. Since then, the private sector outlook for 2019 has increased marginally, while the outlook for 2020 has declined slightly. The Ministry’s forecast for B.C. remains prudent in both years compared to the current private sector outlook.

Risks to B.C.’s economic outlook are weighted on the downside and include uncertainty regarding global trade policies, escalating trade tensions, and weaker global economic activity. There are additional risks related to lower commodity prices and slower domestic economic growth.

The Ministry will update its economic outlook in Budget 2020.

British Columbia Outlook — Comparison to Private Sector Forecasts

At the time of the First Quarterly Report, an average of six private sector forecasters (a subset of the Economic Forecast Council) anticipated that B.C.’s real GDP would expand by 1.9 per cent in 2019 and 2.4 per cent in 2020. As of November 8, 2019, the private sector average forecast was 2.0 per cent for 2019 and 2.3 per cent for 2020. As such, B.C. is expected to rank among the top performers for provincial real GDP growth in 2019, and first in 2020. The Ministry’s forecast from the First Quarterly Report for B.C. economic growth of 1.7 per cent in 2019 and 1.9 per cent in 2020 remains prudent compared to the current average private sector outlook.

Chart 2.1 Ministry’s Outlook for B.C. Prudent Compared to Private Sector

B.C. real GDP (annual per cent change)

Sources:  Ministry of Finance and Private Sector Average (Economic Forecast Council subset consisting of BMO, CIBC, National Bank, RBC, Scotiabank and TD).

1              Reflects information available as of November 8, 2019, unless otherwise indicated.

SECOND QUARTERLY REPORT 2019/20

ECONOMIC REVIEW AND OUTLOOK

British Columbia Economic Activity

B.C.’s economic performance in 2019 has been mixed relative to the same period of 2018 (as illustrated in Table 2.1). Year-to-date data for B.C. employment and housing starts indicate solid gains. However, retail sales have slowed this year, while merchandise exports and manufacturing shipments have declined.

Table 2.1      British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2019	Jul. to Sep. 2019	Jan. to Oct. 2019
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2019	Apr. to Jun. 2019	Jan. to Oct. 2018
	Per cent change	Per cent change	Per cent change
Employment	+0.9	-0.4	+3.1
Manufacturing shipments[1]	+0.5	-4.6	-2.1
Exports[2]	-1.7	-5.1	-5.7
Retail sales[1]	-0.9	-0.2	+0.6
Housing starts	+45.1	-24.4	+12.8
Non-residential building permits[2]	-2.7	+1.1	+33.1

1 Data to August

2 Data to September

Labour Market

Labour market activity in B.C. has been a source of strength this year. B.C. ranked first among provinces in employment growth, along with maintaining the lowest provincial unemployment rate for nearly two years. Year-to-date to October 2019, employment increased by 3.1 per cent (or around 76,000 net new jobs) compared to the same period last year, with around 39,900 full-time jobs and 36,000 part-time jobs. The year-to-date employment increase was concentrated in the private sector, with smaller job gains in the public sector and among the self-employed.

Chart 2.2 B.C. Employment

Sources: Statistics Canada (Labour Force Survey); Haver Analytics

SECOND QUARTERLY REPORT 2019/20

ECONOMIC REVIEW AND OUTLOOK

So far this year, notable employment gains were recorded in the trade sector (+19,300 jobs), the professional, scientific and technical services sector (+15,900 jobs), and the business, building and other support services sector (+14,700 jobs). Meanwhile, the largest declines occurred in the health care and social assistance sector (-11,000 jobs), the manufacturing sector (-7,800 jobs), and the forestry, fishing, mining, oil and gas sector (-4,100 jobs) compared to the January to October period of 2018.

B.C.’s monthly unemployment rate continued to trend below the national average. Year-to-date to October 2019, B.C.’s unemployment rate averaged 4.6 per cent, which is 0.2 percentage points below its average during the same period last year. Meanwhile, the size of B.C.’s labour force grew by 2.9 per cent on a year-to-date basis, following modest growth in 2018. An increase in available workers tends to provide some offset to hiring challenges associated with B.C.’s persistently high job vacancy rate, whereas tight labour market conditions generally support wage growth. So far this year, B.C.’s average weekly wage rate increased by 1.7 per cent compared to the first ten months of 2018, which follows annual growth of 4.1 per cent in 2018.

Consumer Spending and Housing

Year-to date to August 2019, B.C. nominal retail sales rose by 0.6 per cent compared to the same period of 2018. The year-to-date gains in sales at food and beverage stores (+2.3 per cent) and general merchandise stores (+5.1 per cent) were mostly offset by declines in sales at motor vehicle and parts dealers (-2.9 per cent) and building material and garden equipment and supplies dealers (-5.4 per cent). Retail sales have been weighed down by declines in housing-related spending and more cautious consumer behaviour.

Chart 2.3 B.C. Retail Sales

Sources: Statistics Canada; Haver Analytics

B.C. housing markets continue to adjust to past increases in interest rates and to various provincial and federal measures. Year-to-date to September 2019, B.C. MLS home sales are 10.3 per cent lower compared to the same period of 2018, with some recent increases in sales. At the regional level, notable year-to-date sales declines were observed in the higher-priced Greater Vancouver market (-12.6 per cent) and the Fraser Valley (-11.6 per cent) compared to the first nine months of 2018.

SECOND QUARTERLY REPORT 2019/20

ECONOMIC REVIEW AND OUTLOOK

Chart 2.4 B.C. Home Sales and Price

Sources: Canadian Real Estate Association; Haver Analytics

An increase in the inventory of homes available for sale and a shift in the regional composition of sales contributed to a decline in the B.C. average home sale price, which fell by 4.1 per cent year-to-date to September 2019. Meanwhile, declining trends were observed in the MLS benchmark price across all dwelling types in Greater Vancouver and the Fraser Valley.

Chart 2.5 Greater Vancouver HPI Benchmark Price

Sources: Canadian Real Estate Association; Haver Analytics

Momentum in new home construction in B.C., primarily in Greater Vancouver, continued through the first three quarters of 2019. A significant increase in multiple-unit construction activity offset a decline in single-unit housing starts. Overall, B.C. housing starts increased by 12.8 per cent compared to the January to October period of 2018, to average around 45,100 annualized units. Meanwhile, the value of residential building permits, a leading indicator of new home construction, decreased by 1.9 per cent year-to-date to September 2019, as a rise in the multiple-unit segment of the market was

SECOND QUARTERLY REPORT 2019/20

ECONOMIC REVIEW AND OUTLOOK

Chart 2.6 B.C. Housing Starts

Sources: Canada Mortgage and Housing Corporation; Haver Analytics

* Historical average from Jan. 1990 to Dec. 2018

not enough to offset the decline in permits in the single-unit segment compared to the first nine months of 2018.

In comparison, year-to-date to September 2019, the value of non-residential building permits increased by 33.1 per cent compared to the same period in 2018. Permits issued for commercial (+42.2 per cent) and institutional and government (+25.4 per cent) buildings experienced high gains year-to-date, while industrial building permits (+5.4 per cent) grew modestly relative to the same period last year.

External Trade and Commodity Markets

During the January to September period of 2019, the value of B.C. merchandise exports decreased by 5.7 per cent compared to the same period of 2018. On a year-to-date basis, significant declines were observed in exports of forestry products and building and packaging materials (-18.4 per cent) and metal and non-metallic mineral products (-25.0 per cent), reflecting a combination of weaker global demand, lower commodity prices and supply constraints in the forestry sector. Meanwhile, increased exports of consumer goods (+9.7 per cent), along with metal ores and non-metallic minerals (+9.0 per cent), offset some of the weakness in exports seen so far in 2019.

Year-to-date to September 2019, merchandise exports to the U.S. fell by 6.3 per cent, while exports to non-U.S. destinations (which accounted for 50.4 per cent of B.C.’s exports) decreased by 5.1 per cent. In both cases, year-to-date declines were largely due to decreases in exports of forestry products and building and packaging materials, and metal and non-metallic mineral products.

B.C.’s manufacturing shipments decreased by 2.1 per cent year-to-date to August 2019, as notable declines in shipments of wood products (-24.5 per cent) and paper (-10.2 per cent) offset solid gains in shipments of fabricated metal products (+22.8 per cent) and food products (+6.5 per cent).

SECOND QUARTERLY REPORT 2019/20

ECONOMIC REVIEW AND OUTLOOK

Chart 2.7 B.C. Exports

B.C. international merchandise exports ($ millions, sa)

Sources: BC Stats

Heightened global trade policy concerns and slower global economic activity have weighed on many key commodity prices. The price of Western spruce-pine-fir (SPF) 2X4 lumber has averaged $367 US/thousand board feet during the January to October period of 2019, down by 30.5 per cent from the same period of last year. The price of pulp averaged $982 US/tonne during the first ten months of 2019, down by 16.6 per cent compared to the same period of 2018.

Prices for oil and natural gas have been volatile this year. Since reaching a high of $66.24 US/barrel in late April 2019, the West Texas Intermediate (WTI) oil price has softened in response to weaker global demand, falling to $51.13 US/barrel in early June. During the January to October period of 2019 the WTI daily oil price averaged $56.70 US/barrel, down by 15.8 per cent compared to the same period of 2018. Meanwhile, the plant inlet price of natural gas averaged $0.72 C/GJ year-to-date to September 2019, up by 11.7 per cent from the same period of 2018. However, the price of natural gas has significantly decreased in recent months, with a monthly average of just $0.30 C/GJ in September 2019.

Metal and mineral prices have generally declined in the first ten months of 2019, as reduced global demand weighed on most prices relative to the same period of last year. In particular, prices for zinc, lead, metallurgical coal, and copper recorded significant declines compared to the January to October period of 2018. By contrast, prices for molybdenum, gold, and silver increased compared to the first ten months of 2018.

SECOND QUARTERLY REPORT 2019/20

ECONOMIC REVIEW AND OUTLOOK

Demographics

B.C.’s population on July 1, 2019 was 5.07 million people, up by 1.4 per cent from the same date in 2018. On a net basis, during the January to June period of 2019, the province welcomed 37,507 new immigrants, a decrease of 4.8 per cent compared to the same period of 2018. Around 85 per cent of these new migrants relocated to B.C. from other countries. Meanwhile, net interprovincial migration totalled 5,696 people, down by 37.1 per cent compared to the first half of 2018.

Inflation

B.C.’s consumer price inflation rate has continued to track above the national average, reflecting broad-based increases in prices across segments. Year-to-date to September 2019, consumer prices rose by 2.4 per cent compared to the same period of 2018, boosted by notable increases in prices for food items, shelter, and transportation. During this period, gasoline prices fell on a year-to-date basis and provided a partial offset to the overall rise in consumer prices.

Chart 2.8 B.C. Inflation

Sources: Statistics Canada; Haver Analytics

Risks to the Economic Outlook

Downside risks to B.C.’s economic outlook include the following:

•             uncertainty regarding global trade policies, escalating global trade tensions including additional tariffs, and broader economic challenges in Asia, Europe and the U.K.;

•             weakening global economic activity, resulting in reduced demand for B.C.’s commodity exports;

•             higher volatility in international foreign exchange, stock and bond markets;

•             lower commodity prices, particularly for lumber, pulp and coal;

•             slower growth in domestic residential investment and household consumption; and

•             timing of investment and hiring related to the LNG Canada project.

SECOND QUARTERLY REPORT 2019/20

Economic Review and Outlook

External Outlook

Escalating trade tensions and rising economic uncertainty continue to cloud the global economic outlook. Several central banks have recently lowered their key interest rates in anticipation of slower global growth. Meanwhile, additional fiscal and monetary policy measures have been implemented in China. Japan’s economy continues to face challenges including low growth, weak foreign demand, and a significant sales tax increase implemented in October 2019. Economic growth in the euro zone has slowed, prompting the European Central Bank to provide additional stimulus.

United States

The U.S. economy grew at an annualized pace of 2.0 per cent in the April to June quarter of 2019 following 3.1 per cent growth in the January to March quarter. First estimates of the latest quarter indicate that the U.S. economy slowed slightly to 1.9 per cent in the July to September quarter of 2019. The slower real GDP growth in the third quarter reflected decelerations in consumption and government spending, along with a larger decline in non-residential fixed investment. Real GDP in the third quarter was also dragged down by lower inventories and higher imports. Year-to-date to the third quarter of 2019, U.S. real GDP is 2.3 per cent higher than it was during the same period of 2018.

Chart 2.9 U.S. GDP

U.S. real GDP (annualized q/q per cent change)

Sources: US Bureau of Economic Analysis; Haver Analytics                                         *Advance Estimate

Year-to-date to October 2019, U.S. employment rose by 1.6 per cent compared to the same period of 2018, creating on average 167,000 jobs each month this year. The U.S. unemployment rate averaged 3.7 per cent year-to-date to October 2019, down by 0.2 percentage points compared to the first ten months of last year. Meanwhile, the U.S. labour force participation rate averaged 63.1 per cent year-to-date to October 2019, up by 0.2 percentage points relative to the same period of 2018.

U.S. housing construction has moderated this year, averaging 1.25 million annualized units year-to-date to September 2019, which is 1.6 per cent lower compared to the same period of 2018. Meanwhile, residential building permits fell by 1.3 per cent compared to the January to September period of 2018. Home sales activity has been mixed so far this year, as new home sales grew by 7.4 per cent year-to-date to September 2019, while existing home sales declined by 1.8 per cent relative to the first nine months of 2018.

SECOND QUARTERLY REPORT 2019/20

Economic Review and Outlook

Chart 2.10 U.S. Housing Starts

U.S. housing starts (thousands of annualized units, sa)

Sources: US Census Bureau; Haver Analytics

A divergent trend between median prices for new and existing homes continued this year, as year-to-date to September 2019 new home prices are down by 2.7 per cent, while existing home prices are up by 4.3 per cent compared to the same period of 2018.

Year-to-date to September 2019, U.S. nominal retail sales increased by 3.4 per cent compared to the same period of last year. Meanwhile, U.S. consumer confidence trended upwards to begin the year with recent months showing declines. The Conference Board’s index of consumer confidence averaged 128.4 year-to-date to October 2019, down from last year’s average of 129.9 during the first ten months of 2018.

Chart 2.11 U.S. Consensus Outlook

Forecast annual per cent

change in U.S. real GDP, 2019

2019

Source: Consensus Economics

The chart above represents forecasts for U.S. real GDP growth in 2019 as polled on specific dates. For example, forecasters surveyed on January 14, 2019 had an average 2019 U.S. real GDP growth forecast of 2.5 per cent, while on October 14, 2019 they forecast 2019 U.S. real GDP to grow by 2.3 per cent.

SECOND QUARTERLY REPORT 2019/20

Economic Review and Outlook

The October 2019 Consensus survey projects U.S. economic growth of 2.3 per cent in 2019, unchanged from the August 2019 Consensus survey which was cited in the First Quarterly Report. However, the projection for U.S. economic growth in 2020 was lowered to 1.8 per cent, down from 1.9 per cent reported in the August 2019 Consensus survey.

Canada

Canadian real GDP growth accelerated to an annualized 3.7 per cent in the April to June period of 2019, following considerably slower growth in the previous two quarters. The second quarter expansion was largely driven by a strong gain in export volumes, with energy products rebounding from a first quarter decline. The pace of household consumption growth slowed, as consumption of goods decreased following a strong first quarter performance. Business investment fell, while residential investment rose after five consecutive quarterly declines. Year-to-date to the second quarter of 2019, the Canadian economy grew by 1.5 per cent compared to the same period of 2018.

Chart 2.12 Canadian Real GDP

Canadian real GDP (annualized q/q per cent change)

Sources: Statistics Canada; Haver Analytics

Canadian employment increased by 2.2 per cent year-to-date to October 2019 alongside a low unemployment rate, which averaged 5.6 per cent during the first ten months of this year. So far to October, Canadian housing starts have averaged about 210,400 annualized units, down by 1.3 per cent compared to the first ten months of last year. Meanwhile, national MLS home sales rose by 4.1 per cent year-to-date to September 2019, while the average home sale price was $488,919 during this period, an increase of 0.5 per cent compared to the same period of 2018. Canadian nominal retail sales increased by just 1.7 per cent year-to-date to August 2019, notably slower than the pace observed in recent years.

The value of Canadian merchandise exports increased by 1.8 per cent year-to-date to September 2019, a slower pace than in previous years. Notable year-to-date growth in exports was observed among consumer goods (+9.2 per cent), which worked to offset a year-to-date decline in forestry products and building and packaging materials (-9.8 per cent). Meanwhile, shipments of Canadian manufactured goods advanced by 1.2 per cent year-to-date to August 2019.

SECOND QUARTERLY REPORT 2019/20

Economic Review and Outlook

Chart 2.13 Canada Consensus Outlook

Forecast annual per cent

change in Canadian real GDP, 2019

2019

Source: Consensus Economics

The chart above represents forecasts for Canadian real GDP growth in 2019 as polled on specific dates. For example, forecasters surveyed on January 14, 2019 had an average 2019 Canadian real GDP growth forecast of 1.8 per cent, while on October 14, 2019 they forecast 2019 Canadian real GDP to grow by 1.5 per cent.

The Consensus outlook for the Canadian economy in 2019 has improved slightly from the August 2019 projection. As of October 2019, the Consensus forecast for Canadian real GDP growth for 2019 was 1.5 per cent, up from the August Consensus forecast of 1.4 per cent. Meanwhile, the Consensus forecast for 2020 was lowered from 1.7 per cent in August to 1.6 per cent in October.

Asia

After growing by 6.6 per cent in 2018, China’s economy slowed to 6.2 per cent growth in the first three quarters of 2019 compared to the same period of 2018. China’s real GDP grew by an annualized 5.4 per cent in the third quarter of 2019, down from 5.5 per cent in the second quarter and 6.9 per cent in the first quarter. The deceleration in economic activity so far primarily reflected weaker exports and a slowdown in investment. In September 2019, the People’s Bank of China cut the reserve requirement ratio for financial institutions to stimulate the economy that has been weighed down by rising trade tensions and slowing global economic growth.

Japan’s economy expanded by an annualized rate of 1.3 per cent in the second quarter of 2019, slowing from 2.2 per cent in first quarter. Year-to-date to the second quarter of 2019, Japan’s real GDP grew by 0.9 per cent compared to the first half of 2018. Consumer spending and business investment contributed to overall growth in the first half of 2019, ahead of the consumption tax increase implemented in October of this year. Meanwhile, Japan’s exports contracted in the second quarter, reflecting ongoing struggles in the country’s trade and manufacturing sector relating to weak foreign demand. Japan’s monetary policy remains highly accommodative in recognition of persistently low inflation, weak historical growth and ongoing risks to the economic outlook.

SECOND QUARTERLY REPORT 2019/20

Economic Review and Outlook

From August to October, the Consensus forecast for China’s real GDP growth remained unchanged for 2019 at 6.2 per cent, while the 2020 outlook was lowered from 6.0 per cent to 5.9 per cent. Over the same period, the Consensus forecast for economic growth in Japan for 2019 rose from 0.9 per cent to 1.0 per cent, while the 2020 outlook was reduced from 0.3 per cent to 0.2 per cent.

Europe

Following 1.9 per cent growth in 2018, economic activity in the euro zone has continued to struggle. Euro zone real GDP increased by an annualized 0.8 per cent in the third quarter of 2019, unchanged from the second quarter and down from 1.7 per cent annualized growth in the first quarter. Heightened uncertainties regarding the global economy and Brexit continued to weigh on trade and manufacturing in the region. Year-to-date to the third quarter of 2019, euro zone real GDP rose by 1.2 per cent relative to the same period of last year.

Monetary policy in the euro zone remains highly accommodative. At its most recent meeting on October 24, 2019, the European Central Bank left its key interest rates unchanged, expecting rates to remain at their present or lower levels until inflation has converged to just under 2 per cent. To support its goals, the ECB restarted its asset purchase program on November 1, 2019, at a monthly pace of €20 billion.

In its October publication, the Consensus forecast for real GDP growth in the euro zone was 1.1 per cent for 2019 and 0.9 per cent for 2020, unchanged for 2019 and down by 0.3 percentage points for 2020 compared to the August publication.

Financial Markets

Interest Rates

Many central banks continue to consider more accommodative monetary policies, due to ongoing concerns about trade policy and slowing global growth. The US Federal Reserve (Fed) lowered the target range for the federal funds rate by a further quarter of a percentage point to 1.50-1.75 per cent at its recent meeting on October 30, 2019. This is the third consecutive decrease in the target range by the Fed, following its September and July cuts. This comes mainly in response to global developments and soft U.S. inflation pressures. The Fed recognized that job gains and household spending have been solid, but also noted that business investment and exports remain weak.

At its most recent meeting on October 30, 2019, the Bank of Canada decided to hold its target for the overnight rate at 1.75 per cent. The Bank of Canada noted that the outlook for the global economy has diminished further, as ongoing trade tensions and uncertainty are weighing on business investment, trade, and global growth. Canadian fixed mortgage rates have been falling in 2019, largely in line with global market interest rates. The lower mortgage rates have provided some relief to households renewing their mortgages. The Bank of Canada highlighted that consumers are carrying high levels of debt, which is expected to constrain consumer spending.

SECOND QUARTERLY REPORT 2019/20

Economic Review and Outlook

Chart 2.14 Interest Rate Forecasts

Per cent

Sources: Bank of Canada; US Reserve; and B.C. Ministry of Finance forecast

As of October 11, 2019, private sector forecasters projected the Canadian three-month Treasury bill rate to average 1.63 per cent in 2019 and 1.39 per cent in 2020. Meanwhile, the ten-year Government of Canada bond rate is forecast to average 1.51 per cent in 2019 and 1.55 per cent in 2020.

Table 2.2      Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2019	2020	2019	2020
BMO	1.62	1.40	1.48	1.46
CIBC	1.65	1.39	1.51	1.49
National Bank	1.65	1.70	1.53	1.82
RBC	1.64	1.43	1.52	1.53
Scotiabank	1.62	1.24	1.51	1.48
TD	1.60	1.17	1.53	1.51
Average (as of October 11, 2019)	1.63	1.39	1.51	1.55

Exchange Rate

On a year-to-date basis compared to last year, the value of the Canadian dollar has depreciated relative to the US dollar, despite the narrowing of Canadian-US interest rate differentials this year. Overall, the loonie averaged 75.3 US cents during the first ten months of 2019, down from the average of 77.6 US cents observed during the same period of 2018. This depreciation primarily reflected the broad-based appreciation of the US dollar alongside world trade concerns and slowing global growth.

SECOND QUARTERLY REPORT 2019/20

Economic Review and Outlook

Chart 2.15 Exchange Rate Forecasts

US cents/Canadian $ (daily rate)

Sources: Bank of Canada and B.C. Ministry of Finance forecasts

*Based on the average of private sector forecasts. First Quarterly Report as of July 19, 2019 and Second Quarterly Report as of October 11, 2019.

Based on the six private sector forecasters as of October 11, 2019, the Canadian dollar is expected to average 75.4 US cents in 2019 and 76.1 US cents in 2020.

Table 2.3      Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2019	2020
BMO	75.3	76.1
CIBC	75.3	74.3
National Bank	75.5	75.0
RBC	75.5	76.3
Scotiabank	75.5	78.7
TD	75.2	76.3
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SECOND QUARTERLY REPORT 2019/20

Economic Review and Outlook

Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial annual GDP for 2018 on November 7, 2019.

B.C.’s real GDP increased by 2.6 per cent in 2018, following 3.7 per cent growth posted in 2017. B.C. tied for first with Prince Edward Island for the strongest growth rate among the provinces. Overall, the Canadian economy grew by 2.0 per cent in 2018, following 3.2 per cent in 2017.

Chart 1 — Real GDP in Canadian provinces

Annual per cent change in 2018 real GDP

Source: Statistics Canada

Most of B.C.’s main real GDP expenditure categories experienced positive growth in 2018, led by consumer spending, particularly on services. Household final consumption expenditures increased by 2.3 per cent in 2018, after rising by 4.6 per cent in 2017. Investment in residential housing, on the other hand, decreased by 2.5 per cent. Nevertheless, gross fixed capital investment overall grew by 1.3 per cent, supported by business investment in non-residential structures and machinery and equipment. Government spending (Federal, Provincial, Local and Aboriginal) rose by 3.0 per cent in 2018, following similar growth in the previous year. Exports of goods and services increased by 4.2 per cent in 2018, outpacing imports of goods and services, which grew by 2.9 per cent. However, net exports only added marginally to GDP growth in 2018.

Real GDP

Annual growth in B.C.’s real GDP from 2015 to 2018 is illustrated in Chart 2. The latest data incorporate historical revisions back to 2016. The level of B.C.’s 2017 real GDP is now estimated to be $257.5 billion, 0.2 per cent higher than the previous estimate of $256.9 billion, due to the cumulative effect of the revisions.

Chart 2 — B.C. real GDP

B.C. annual per cent change in real GDP

Source: Statistics Canada

Nominal GDP

Chart 3 depicts B.C.’s nominal GDP in recent years (in levels). Nominal GDP increased by $12.8 billion (or 4.5 per cent) in 2018, after growing by $18.7 billion (or 7.1 per cent) the previous year. Statistics Canada’s latest release also incorporated historical revisions. The level of nominal GDP in 2017 is now estimated to be $282.6 billion, 0.2 per cent higher than the previous estimate of $282.2 billion, due to the cumulative effect of the revisions.

Chart 3 — B.C. nominal GDP

B.C. nominal GDP, $ billions

Source: Statistics Canada

SECOND QUARTERLY REPORT 2019/20

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